Mail Stop 6010

December 22, 2006

Harry Masuda
Chief Executive Officer
Human Biosystems
1127 Harker Avenue
Palo Alto, CA 94301

      Re: **Human Biosystems**
               Schedule 14A
               Filed December 19, 2006
               File No. 0-28413

Dear Mr. Masuda:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement on Schedule 14A

Proposals Three and Four: Approval for Increase in Authorized Amount of Capital Stock

1.   For each of the proposals referenced above, please indicate your current intentions or understandings to issue the additional authorized shares of common stock and preferred stock that will result if these proposals are approved by shareholders. If you have no current intentions or understandings to issue the

additional authorized common stock or preferred stock other than as provided in the document, please provide a statement to that fact for each proposal.

Proposal 5: Approval to Increase Board Membership

2.	Please disclose any current intentions or plans to nominate any particular individual or individuals to the board if the proposal is approved. If you have no current intentions or understandings to nominate any particular individual or persons, please provide a statement to that fact.

*	*	*

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Song Brandon at (202) 551-3621 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Cathryn S. Gawne, Esq.
        Silicon Valley Law Group
        25 Metro Drive, Suite 600
        San Jose, CA 95110